

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2015

<u>Via U.S. Mail</u>
Yu Ben Ansheng
Chief Executive Officer and President
China Greenstar Corporation
Suite B, 16/F, Ritz Plaza
122 Austin Road
Tsim Sha Tsui, Kowloon
Hong Kong

> Re: **China Greenstar Corporation (f/k/a Stark Beneficial Inc.)**
> **Current Report on Form 8-K**
> **Filed December 19, 2014**
> **File No. 0-54731**

Dear Mr. Yu Ben Ansheng:

We previously issued a comment letter to you on the above-captioned filing on January 12, 2015. We have also made several unsuccessful attempts to contact you by telephone at the telephone number set forth on the cover page of your reports. It recently came to our attention that we sent our letter to you with an incomplete address. We are now sending you a copy of that prior letter, enclosed herein.

Please provide a complete, substantive response by March 25, 2015 to the enclosed comment letter dated January 12, 2015. If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed.

Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director